Emo Capital Corp.
 115 He Xiang Road, Bai He Village, Qing Pu,
     Shanghai, China, 200000
     T:949-419-6588
     F: 949-272-0088


May 27, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Patrick Gilmore
Accounting Branch Chief


Re: Emo Capital Corp.
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10-Q for the Fiscal Quarter Ended October 31, 2010
Filed December 17, 2010
Form 10-Q for the Fiscal Quarter Ended January 31, 2011
Filed March 22, 2011
File No. 000-54291

Dear Mr. Gilmore,

	We received your comment letter dated April 22, 2011 and we filed corresspondence with the SEC on May 4, 2011 requesting an additional 20 business days, however, we will require an additional 10 business days from todays date to ensure full and accurate amendments.

Sincerely,

-S-

Juanming Fang
President, Secretary, Treasurer and Director
(Principal Executive Officer, Principal Financial
Officer and Principal Accounting Officer)